EXHIBIT 12
HCA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(DOLLARS IN MILLIONS)

	Year Ended December 31,

	2006	2005	2004	2003	2002

EARNINGS:
Income before minority interests and income taxes	$1,862	$2,327	$2,141	$2,306	$1,603
Fixed charges, exclusive of capitalized interest	1,092	785	686	611	558

	$2,954	$3,112	$2,827	$2,917	$2,161

FIXED CHARGES:
Interest charged to expense	$955	$655	$563	$491	$446
Interest portion of rental expense	137	130	123	120	112

Fixed charges, exclusive of capitalized interest	1,092	785	686	611	558
Capitalized interest	38	25	28	49	37

	$1,130	$810	$714	$660	$595

Ratio of earnings to fixed charges	2.61	3.84	3.96	4.42	3.63